May 6, 2013

Via EDGAR

Lyn Shenk

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Rainbow Coral Corp. Form 10-K for Fiscal Year Ended March 31, 2012 Filed July 17, 2012 File No. 333-169554 Response dated March 4, 2013

Dear Mr. Shenk:

This letter is submitted on behalf of Rainbow Coral Corp. in response to the comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“Staff”) in your letter of March 18, 2013 regarding the above-captioned filing.

Our numbered responses correlate to the numbers in your March 18, 2013 letter and we have set forth in italics the full text of the comments included in your letter for purposes of convenience.

Our response to the Staff’s comments is as follows:

Form 10-K for the Fiscal Year Ended March 31, 2012

Properties, page 1

1.

We note your proposed revised disclosure in response to our prior comment 2. Please further revise to disclose the fee for the month-to-month lease of the executive offices and the approximate fee for the additional office space leased on as add needed basis for the “significant” biomedical research as required by ASC 840-10-50-2. Please provide us with a copy of your intended revised disclosure.

We intend to revise our properties disclosure as follows:

Executive Offices

We lease office space located at 495 Grand Blvd., Suite 206, Miramar Beach, Florida 32550 on a month-to-month basis in an executive office suite. The rent is approximately $110 per month. The amount of space utilized is flexible and depends on our needs for each month.

495 Grand Boulevard, Suite 206 Miramar Beach, Florida 32550

Our CEO utilizes office space in Houston, Texas, an area of significant biomedical research, on a month-to-month basis through a sublease from a professional services corporation. The space sublet comprises approximately 425 square feet. The Company pays approximately $1,100 per month for rent, which along with other services, is billed on a proportional basis with other companies that also occupy this space.

Retail Location

We lease a combined retail and warehouse location in Venice, Florida. The space is approximately 3,000 square feet and is adequate for our needs. The lease term is one year. The rent is approximately $800 per month.

Form 8-K filed April 12, 2013

2.

Please revise your Form 8-K to provide all of the disclosures required by the Form. Specifically, describe the change of control as well as a description of the transaction which resulted in the change of control.

We intend to revise our Form 8-K as follows:

On October 13, 2011, Lou Foxwell, our CEO on that date, sold all of his 9,000,000 shares of Rainbow Coral Corporation (the “Company”) to Glendive Investments, a Polish company, for cash proceeds of $10,000. We do not know the source of funds used by Glendive Investments for this acquisition. This transaction represented a change in control of the Company.

Prior to this transaction, Mr. Foxwell owned 81.8% of the outstanding shares of the Company (based on 11,000,000 shares outstanding on the date of the transaction). He owned no shares of the Company after the transaction. After the transaction, Glendive Investments directly owned 81.8% of the outstanding shares of the Company.

In connection with this transaction, Mr. Foxwell resigned as CEO and as director and Patrick Brown was appointed as our CEO and sole director.  Mr. Foxwell retained his position as president of Father Fish, our wholly-owned subsidiary.

CHANGE IN CONTROL

We are not aware of any arrangement that might result in a change in control of our company in the future.

We intend to file the amended filings referred to above immediately after we receive notice from the Staff that its review is complete.

Sincerely,

/s/ Patrick Brown

Patrick Brown

President and Chief Executive Officer